FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 27, 2011 regarding corporate split (simplified corporate separation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 28, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Corporate Split (Simplified Corporate Separation)

Tokyo, January 27, 2011 – Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it would transfer a part of its Consumer Business Division which supervised sales function for the digital media and consumer products (“Business Being Split”) to Hitachi’s wholly owned subsidiary Hitachi Consumer Marketing, Inc. (“Hitachi CM”) via a corporate split (the “Corporate Split”) with Hitachi CM as the successor company, effective April 1, 2011 (planned). With the Corporate Split, Hitachi’s wholly owned subsidiaries Hitachi Living Systems, Ltd., which is responsible for the procurement of home appliances, and Hitachi Sales Corporation of Taiwan, Hitachi (Hong Kong), Ltd. , Hitachi Sales (Thailand), Ltd. , Hitachi Sales (Malaysia) Sdn. Bhd., and PT. Hitachi Modern Sales Indonesia which are responsible for home appliance sales in the Asia region, are scheduled to become subsidiaries of Hitachi CM on the same day. The Corporate Split is being carried out as a simplified corporate separation with a wholly-owned subsidiary as the successor company for the Business Being Split, and therefore certain disclosures and details are omitted.

1. Purpose of Corporate Split

To strengthen and expand its consumer business, Hitachi has been proactively taking various measures. For example, Hitachi established Hitachi Home & Life Solutions, Inc. as an independent entity for its home appliances business in April 2002, and set up Hitachi Appliances, Inc. in April 2006 through the merger of Hitachi Home & Life Solutions, Inc. and Hitachi Air-Conditioning Systems Co., Ltd. Hitachi also established Hitachi Consumer Electronics Co., Ltd., making Hitachi’s Digital Media as an independent entity. By implementing comprehensive structural reform, operating income of Hitachi’s Digital Media & Consumer Products segment turned into black in the second half of Fiscal 2009, although it accounted operating losses in the past due to a global economic weakness and intensified competition mainly in the domestic market.

To achieve further growth going forward, further cost structure improvement will be carried out at the digital media business to establish a stable profit structure. And at the same time, it is essential for the home appliances business to expand globally, especially targeting the emerging markets such as Asia and South America. Therefore, the Business Being Split of Consumer Business Division will be transferred to Hitachi CM, which is responsible for digital media and consumer products sales in the Japanese market. By integrating the sales management functions for digital media and consumer products business in Japan and Asia, Hitachi plans to strengthen its global sales capabilities in the Asian region and further expand the business.

2. Outline of the Corporate Split

(1)	Corporate Split Schedule

February 23, 2011(Planned)	Approval of Corporate Split Agreement by Board of Directors (Hitachi CM)
February 28, 2011(Planned)	Approval of Corporate Split Agreement by Executive officers (Hitachi)
February 28, 2011 (Planned)	Entering into Corporate Split Agreement
March 28, 2011(Planned)	Approval of General Meeting of Shareholders (Hitachi CM)
April 1, 2011 (Planned)	Scheduled Corporate Split Date (Effective date)

NOTE:	The Corporate Split is deemed to be a simplified corporate separation pursuant to Article 784, Paragraph 3 of the Company Law of Japan. Therefore, Hitachi does not plan to convene a shareholders’ meeting to seek approval for the corporate split agreement.

(2)	Corporate Split Method

This is a corporate split in which Hitachi is the transferring company and Hitachi CM is the successor company.

(3)	Allotment of shares, due to the Corporate Split

To be determined

(4)	Decrease in Capital, etc. due to the Corporate Split

There will be no decrease in capital, etc. due to the Corporate Split.

(5)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Transferring Company

There will be no change in the treatment of stock acquisition rights and bonds with stock acquisition rights issued by Hitachi due to the Corporate Split.

(6)	Rights and Obligations to be Transferred to the Successor Company

The successor company will, in principle, succeed the contracts related to the transferred businesses and all rights and obligations thereof on the effective date, except as otherwise specified in the corporate split agreement.

(7)	Outlook for Fulfilment of Financial Obligations

Hitachi and the successor company will have the capability to fulfil obligations whose maturity date comes on or after the effective date of the Corporate Split.

3. Profile of the Parties of the Corporate Split

(As of March 31, 2010)

	Transferring Company	Successor Company
Name	Hitachi, Ltd.	Hitachi Consumer Marketing, Inc.

Business	Development, manufacture and sales of products and provision of services across 11 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, Others (Consolidated)	Sales, engineering and maintenance services for home appliances and equipment

Established	February 1, 1920	April 1, 2003

Head office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	15-12, Nishishimbashi 2-chome, Minato-ku, Tokyo

Representative	Hiroaki Nakanishi, Representative Executive Officer and President	Koichiro Nakamura, President and Representative Director

Capital	408,810 million yen	3,000 million yen

Shares outstanding	4,518,132,365 shares	3,874,770 shares

Stockholders’ equity	1,284,658 million yen (consolidated basis)	8,237 million yen (unconsolidated basis)

Total assets	8,951,762 million yen (consolidated basis)	90,079 million yen (unconsolidated basis)

Fiscal year end	March 31	March 31

Main shareholders and their holdings	The Master Trust Bank of Japan, Ltd. (Trust Account) 7.0% Japan Trustee Services Bank, Ltd. (Trust Account) 5.8% NATS CUMCO 3.2%	Hitachi, Ltd. 100%

4. Overview of the Business Group to be Split-Off

(1)	Business Activities of the Business Group to be Split-Off

Sales management functions for digital media and consumer products

(2)	Operating Results of the Business Group to be Split-Off

Revenues: Approx. 32.4 billion yen (Year ended March 31, 2010)

(3)	Assets and Liabilities to be Transferred to the Successor Company (As of April 1, 2011)

Assets:	13,903 million yen
Liabilities:	4,282 million yen

5. Status After the Corporate Split

(1)	Company Name, Business Activities, Head Office, President, Capital, Fiscal Year of Hitachi

There will be no change due to the Corporate Split.

(2)	Company Name, Business Activities, Head Office, President, Capital, Fiscal Year of Hitachi CM

There will be no change due to the Corporate Split.

(3)	Outlook

The Corporate Split will have no impact on consolidated operating results of Hitachi because the split is being carried out as a corporate split with a wholly owned subsidiary of Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the “Social Innovation Business,” which includes information & telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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